First Corporation

254-16 Midlake Boulevard

Calgary, AB T2X 2X7

June 20, 2007

United States Securities

And Exchange Commission

Attention:

Susann Reilly

Raj Ragan

John Reynolds

RE: First Corporation

Form SB-2, Amendment 15, filed June 8, 2007

File No.: 333-122094

Dear Ms. Reilly, Mr. Ragan and Mr. Reynolds:

Please note that the address of the registrant that appears above has been changed some time ago.  As a result we receive your comments only from our attorney, Mr. Emas.

Enclosed are three clean and three redlined courtesy copies of to First Corporation Registration Statement on Form SB-2/A.  Also, below are the responses to your comments on June 1, 2007.

General

Use of Proceeds,, page 9

1.

It appears that you will use part of the proceeds from this offering to repay the advances from officers and directors. The table should be revised to clearly reflect this. The actual use of the advanced funds should be included in a footnote to the table. Clearly state the amount that each individual will receive from the proceeds, as previously requested in comment two of our letter dated June 1, 2007. Clarify whether they will be paid first from any proceeds received. If so, provide clear disclosure of the associated risks and add a risk factor.

We take note of your comment.  We have clearly stated that the only monies that will be repaid from the offering proceeds are costs involving the exploration of our claims as outlined in the “Use of Proceeds” section.  These expenses would have been paid from offering proceeds if our work deadline had occurred after our registration statement became effective.  No other advanced funds would be deducted from proceeds.  For this reason we feel that a risk factor would not be appropriate.  See page 10.

2.

Please include in the amount included in the table any interest payable on the advances to the registrant from Mr. Larsen and Ms. Cousineau.

The requested clarification contained in the “Use of Proceeds” deals with this comment.

3.  Revise your four statements on pages 10 and 11 that "the offering should provide adequate capital to fund the costs of the offering" in order to clarify whether or not you will use the proceeds of the offering to repay the $35,000 loan that Mr. Larsen and Ms. Cousineau will  make to the registrant during the next six months. Please reconcile the disclosure in this regard throughout the prospectus.

Please note that at the bottom of page 13 you have stated: "Mr. Larsen, our president and Ms. Cousineau, our secretary/treasurer, have verbally indicated that they will advance up to an additional $35,000 over the next six months to cover any additional funds necessary for us to proceed with this offering. These funds will be advanced to pay for the balance of the estimated offering costs of $34,000." Also, reconcile this amount with the amount allocated for offering costs in the table, which appears to be $32,000.

Our previous disclosure stated that our officers and directors would advance up to another $35,000 for completion of this offering.  Because the completion figure of $32,000 is an estimate only we over-committed in case of unanticipated expenses.  We have made appropriate changes to comply with your comment.

4.  We note that there are no terms of repayment for the $35,000 advance or the $7,000 other than conversion to common stock. Clarify whether the proceeds of this offering may be used to re-pay these amounts. If not, it is unclear why the proceeds table includes allocations to the offering expenses, since these are to be paid from the $35,000 advance. We may have further comment.

We have clarified the disclosure throughout the document to comply

.Certain Relationships and Related Transactions, page 43

5.

Please disclose in this section the $35,000 loan which Mr. Larsen and Ms. Cousineau will make to the registrant during the next six months. Item 404(a) of Regulation S-B requires that a "currently proposed transaction" be disclosed. Include any interest on the $35,000 loan, and also, on the already disclosed $20,000 and $7,000 loans from Mr. Larsen and Ms. Cousineau.

We have made the suggested alterations to comply with this comment.

Exhibits

6.

We note the Geophysical Report included as exhibit 99.3. Detailed maps and reports should not be included with the filing and should instead be provided supplementally. Please remove reference to this exhibit. We direct your attention to Industry Guide 7(b)(7).

We are including the Geophysical report supplementally in this filing as correspondence.

The Company hereby acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

First Corporation

/s/ Todd Larsen

     Todd Larsen, President and Chief Executive Officer.